

16012933

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

MAR 02 2016

Washington DC
408

SEC FILE NUMBER
8- 69401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dakoy Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2301
(No. and Street)

New York	**NY**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Spivey **(347) 284-0110**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Craig Spivey**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Dakoy Capital Markets, LLC, as

of **December 31**, **2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title


SHEILA TEMPLE
Notary Public - State of New York
NO. 01TE6306513
Qualified in Suffolk County
My Commission Expires Jun 23, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Dakoy Capital Markets, LLC

We have audited the accompanying financial statements of Dakoy Capital Markets, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Dakoy Capital Markets, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dakoy Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Dakoy Capital Markets, LLC financial statements. The information is the responsibility of Dakoy Capital Markets, LLC management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 29, 2016
Atlanta, Georgia



RUBIO CPA, PC

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and Cash Equivalents	$ 400,665
Deposit with Clearing Broker	150,000
Property and Equipment at cost, Less Accumulated Depreciation of $1,743	0
Prepaid Expenses	905
TOTAL ASSETS	$ 551,570
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable and Accrued Expenses	$ 44,065
Due to Related Party	50,000
Total Liabilities	94,065
Member's Equity	457,505
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 551,570

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	
Underwriting Fee	$ 10,000
Total Revenue	10,000
Expenses	
Commissions, Compensation and Benefits	$ 57,063
Clearing Costs	25,000
Occupancy	30,000
Regulatory Fees	2,452
Communications	840
Other Operating Expenses	227,702
Total Expenses	343,057
Net Loss	$ (333,057)

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from Operating Activities	
Net Loss	$ (333,057)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Depreciation	1,162
Increase in Prepaid Expenses and Other Assets	(787)
Decrease in Loan Receivable	269,522
Increase in Accounts Payable and Accrued Expenses	33,564
Increase in Due to Related Party	25,000
Net Cash Used in Operating Activities	(4,596)
Cash Flows From Investing Activities	
Clearing Deposit Established	(150,000)
Net Cash Used by Investing Activities	(150,000)
Cash Flows From Financing Activities	
Member Contribution	34
Net Cash Provided by Financing Activities	34
Net Decrease in Cash	(154,562)
Cash and Cash Equivalents January 1, 2015	555,227
Cash and Cash Equivalents December 31, 2015	$ 400,665

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance at January 1, 2015	$ 790,528
Contribution	34
Net Loss	(333,057)
Balance at December 31, 2015	$ 457,505

See accompanying notes to financial statements.

DAKOY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of New York effective in March 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's intends to provide brokerage trading in both equities and fixed income securities to institutions throughout the United States and provide advisory services to small to mid-capitalized companies. The Company operates from an office located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its cash in a high credit quality bank. Balance at December 31, 2015 exceeds federally insured limit.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company. Income or losses of the Company flow through to the members and therefore no provision for income taxes is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

DAKOY CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. There are no receivables at December 31, 2015.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results · could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review: Subsequent events were evaluated through February 29, 2016, which is the date the financial statements were available to be issued.

NOTE B-NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to l. At December 31, 2015, the Company had net capital of $456,600 which was $356,600 above its required net capital of $100,000 and its ratio of aggregate indebtedness to net capital was .21 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSITS AT CLEARING ORGANIZATION

The Company clears all of its proprietary and customer transaction through other broker-dealers · on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E - LEASE

The Company rents office space pursuant to a one year lease that expires December 31, 2016 from a related party. Rent expense for 2015 was $30,000.

NOTE F – CONTINGENCIES

The Company is subject to litigation in the normal course or business. The Company has no litigation in progress at December 31, 2015.

SCHEDULE I
DAKOY CAPITAL MARKETS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	$ 457,505
Deductions and/or Charges	
Non-allowable Assets:	
Prepaid Expenses	905
Total Deductions and/or Charges	905
Net Capital before Haircuts on Securities Positions (Tentative Net Capital)	456,600
Haircuts on Investment Securities	0
Net Capital	$ 456,600
Aggregate Indebtedness	$ 94,066
Percentage of Aggregate Indebtedness to Net Capital	20.60%
Minimum Net Capital Required	$ 100,000
Excess of Net Capital Over Minimum Requirement	$ 356,600

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART IIA OF FORM X-17A-5
AS OF DECEMBER 31, 2015

There is no significant difference between net capital as reported in form X—17A-5, as amended, and net capital as computed above.

DAKOY CAPITAL MARKETS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Dakoy Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dakoy Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dakoy Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Dakoy Capital Markets, LLC stated that Dakoy Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dakoy Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dakoy Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 29, 2016
Atlanta, GA



RUBIO CPA, PC



DAKOY CAPITAL MARKETS, LLC

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 21, 2016

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Dakoy Capital Markets, LLC is a broker/dealer registered with the SEC and FINRA.
- Dakoy Capital Markets, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2015.
- Dakoy Capital Markets, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Dakoy Capital Markets, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Dakoy Capital Markets, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2015.

The above statement is true and correct to the best of my and the Firm's knowledge.

420 Lexington Avenue – The Graybar Building • Suite 2301• New York, NY 10170 • Tel: 646-240-4291